CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations

UPM-Kymmene Corporation
Stock Exchange Release 17 December, 2002 at 12:30 p.m.

CHANGE IN UPM-KYMMENE’S FINANCIAL REPORTING SCHEDULE IN 2003; UPM-KYMMENE TO IMPLEMENT IAS AS FROM 2004

UPM-Kymmene Corporation announces that a new publishing date for the Interim Review for January to June 2003 will be 17 July, 2003. The date announced earlier was 29 July, 2003.

UPM-Kymmene Corporation’s other financial reports will be published in accordance with the schedule announced earlier:
2002 financial results, 30 January, 2003
Interim Review from January to March 2003, 23 April, 2003
Interim Review from January to September 2003, 23 October, 2003

In addition, UPM-Kymmene’s Board of Directors has decided to implement the International Accounting Standard (IAS) as of 2004.

For more Information please contact:
Mr Kari Toikka, Executive Vice President and CFO, UPM-Kymmene, tel. +358 204 15 0014
Mr Jouko Taipale, Senior Vice President, Financial Control, UPM-Kymmene, tel. +358 204 15 0069

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
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